Capitalisation and Indebtedness
Exhibit 99.1

The following table sets out the Group’s capitalisation, indebtedness and contingent liabilities on a consolidated basis, in accordance with IFRS, as at 31 December 2024.

2024
As at 31 December	m
Share Capital of Barclays PLC
Ordinary shares - issued and fully paid shares of £0.25 each	14,420

£m
Group equity
Called up share capital and share premium	4,186
Other equity instruments	12,075
Other reserves	(468)
Retained earnings	56,028
Total equity excluding non-controlling interests	71,821
Non-controlling interests	660
Total equity	72,481
Group indebtedness
Subordinated liabilities	11,921
Debt securities in issue	92,402
Total indebtedness	104,323
Total capitalisation and indebtedness	176,804
Group contingent liabilities and commitments
Guarantees and letters of credit pledged as collateral security	16,713
Performance guarantees, acceptances and endorsements	8,633
Total contingent liabilities	25,346
Documentary credits and other short-term trade related transactions	1,433
Standby facilities, credit lines and other commitments	421,716
Total commitments	423,149